                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                                    RTW Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   74974R 10 7
                     --------------------------------------
                                 (CUSIP Number)





     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 6 Pages


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 CUSIP NO.  74974R 10 7                13G              PAGE  2  OF  6  PAGES
            ------------                                     ---    ---

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                J. Alexander Fjelstad
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Mr. Fjelstad is a citizen of the United States.

--------------------------------------------------------------------------------
           NUMBER OF           5  SOLE VOTING POWER

            SHARES                                   574,207
                             ---------------------------------------------------
         BENEFICIALLY          6  SHARED VOTING POWER

           OWNED BY                                  163,722
                             ---------------------------------------------------
             EACH              7  SOLE DISPOSITIVE POWER

           REPORTING                                 574,207
                             ---------------------------------------------------
            PERSON             8  SHARED DISPOSITIVE POWER

             WITH                                    163,722
--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     737,929
--------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


--------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                        6.0% (See Items 4 and 5 following)
--------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*

                                         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1.

     (a)  NAME OF ISSUER:

          RTW, Inc., a Minnesota corporation

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          8500 Normandale Boulevard, Suite 1400, Bloomington, MN  55437.
Item 2.

     (a) NAME OF PERSON FILING: This statement is being filed by J. Alexander Fjelstad, an individual.

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The principal address of Mr. Fjelstad is 8500 Normandale Boulevard, Suite 1400, Bloomington, MN 55437.

     (c)  CITIZENSHIP:  Mr. Fjelstad is a citizen of the United States.

     (d)  TITLE OF CLASS OF SECURITIES:  Common Stock, No Par Value.

     (e)  CUSIP NUMBER:  74974R 10 7.

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)  / /  Broker or Dealer registered under Section 15 of the Act

     (b)  / /  Bank as defined in Section 3(a)(6) of the Act

     (c)  / /  Insurance Company as defined in Section 3(a)(19) of the Act

     (d) / / Investment Company registered under Section 8 of the Investment Company Act

     (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

     (g) / / Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)


                                Page 3 of 6 Pages
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     (h)  / /  Group, in accordance with Section 240.13d-1(b)(ii)(H)

          Not Applicable.

Item 4.   OWNERSHIP:

     As of December 31, 1997, the ownership of J. Alexander Fjelstad was as follows:

     (a)  Amount Beneficially Owned - 737,929

     (b)  Percent of Class - 6.0%

     (c) Of the shares owned by Mr. Fjelstad, Mr. Fjelstad has the power to vote or dispose of the shares as follows:

          (i)   Sole power to vote or direct the vote - 574,207
          (ii)  Shared power to vote or direct the vote - 163,722
          (iii) Sole power to dispose or direct the disposition of - 574,207
          (iv)  Shared power to dispose or direct the disposition of  - 163,722

     Of the shares beneficially owned by Mr. Fjelstad, 365,650 shares are deemed owned pursuant to currently exercisable options, 19,980 shares are held in trust for minor children and 163,722 shares are held by the RTW, Inc. Employee Stock Ownership Plan ("ESOP") of which Mr. Fjelstad served as trustee. Effective January 28, 1998, Mr. Fjelstad is no longer a trustee of the Issuer's ESOP. As of February 16, 1998, Mr. Fjelstad is no longer deemed the beneficial owner of five percent of the Issuer's Securities. Mr. Fjelstad disclaims any beneficial ownership of the trust shares and the ESOP shares other than the 8,914 shares allocated to his account.

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          As noted above, as of February 16, 1998, Mr. Fjelstad is no longer deemed the beneficial owner of five percent of the Issuer's Securities.

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not Applicable.


                                Page 4 of 6 Pages
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Item 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          SECURITY REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable.

Item 10.  CERTIFICATES

          Not Applicable.


                                Page 5 of 6 Pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 16, 1998                  /s/ J. Alexander Fjelstad
                                   ------------------------------------------
                                       J. Alexander Fjelstad






                                Page 6 of 6 Pages